NPC INTERNATIONAL, INC.

NPC International, Inc. is the largest Pizza Hut franchisee in the world operating 348 Pizza Hut restaurants and delivery kitchens in nine states, not including 23 Pizza Hut restaurants which were acquired on April 19, 1995. The Company operates and franchises 120 Skipper`s quick service seafood restaurants in seven western states and British Columbia. Romacorp, Inc., acquired by the Company on June 8, 1993, operates and franchises 170 Tony Roma`s A Place for Ribs restaurants worldwide. Prior to July, 1994, the Company was known as National Pizza Company.

The Company`s common shares are traded on the NASDAQ National Market System under the symbols "NPCIA" and "NPCIB." On August 8, 1995, the Company anticipates its Class A Stock and Class B Stock will be combined into a new, single class of common stock and adopt the new ticker symbol "NPCI."


ANNUAL MEETING

The annual meeting of stockholders of NPC International, Inc. will be held at 10:00 a.m. on August 8, 1995, at the Memorial Auditorium, 503 North Pine Street, Pittsburg, Kansas. Stockholders, vendors and members of the business community are invited to attend the meeting; Class A Common stockholders of record as of June 30, 1995, will be entitled to vote on any issues brought before the group. Class B Common stockholders of record as of June 30, 1995, will also be entitled to vote on the proposed stock recapitalization plan.

FINANCIAL SUMMARY

                                            Fiscal Year Ended
                                     March 28,       March 29,   March 30,
                                          1995            1994       1993
***DRAFT***
For the Year:

Revenue                           $315,527,000    $336,823,000   $285,433,000
Operating income                    23,790,000      25,193,000     21,273,000
Loss on disposition of
 underperforming assets            (35,000,000)           ----           ----
Income (loss) before income taxes  (17,452,000)     18,506,000     14,668,000
Net income (loss)                  (15,614,000)     11,295,000      9,124,000
Earnings (loss) per share           $    (0.63)      $    0.45      $    0.35


Performance Measures:

Operating income as a
 percent of revenue                       7.5%            7.5%           7.5%
Income (loss) before income
     taxes as a percent of revenue      (5.5)%            5.5%           5.1%
Net income (loss) as
     a percent of revenue               (4.9)%            3.4%           3.2%
Return (loss) on
average stockholders` equity           (17.4)%           12.0%          10.3%
Return (loss) on average assets         (7.0)%            5.2%           4.4%



                                    March 28,        March 29,      March 30,
                                         1995             1994           1993
At Year-End:

Total assets                     $220,041,000     $229,112,000   $205,310,000
Long-term debt                     82,850,000       86,734,000     79,078,000
Stockholders` equity               80,287,000       98,987,000     89,436,000
Number of Company units                   481              577            546
Number of franchised units                157              155             18

TEN YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

                                      Fiscal Year Ended
                    March 28,  March 29,   March 30,   March 31,  March 26,
                        1995       1994        1993   1992  (1)       1991

Income Statement Data:
Revenue              $315,527   $336,823    $285,433    $298,718   $286,079
Cost of sales          92,392     98,692      82,552      84,722     84,010
Direct labor costs     89,964     97,103      79,829      81,386     71,637
Operating expenses     85,012     88,790      80,475      82,659     78,849
General and
administrative
expenses               24,369     27,045      21,304      22,438     21,902
Operating income       23,790     25,193      21,273      27,513     29,681

Interest expense       (6,162)    (6,631)     (6,390)     (6,688)    (6,258)
Loss on disposition
of underperforming
assets                (35,000)       ----        ----     (4,000)       ----
Other income(expense)     (80)        (56)       (215)       420        (152)
Premium on
conversion of debt        ----       ----        ----        ----       ----
Income (loss)
before income taxes    (17,452)     18,506      14,668      17,245     23,271
Provision (benefit)
for income taxes        (1,838)      7,211       5,544       6,200      8,233
Net income (loss)      (15,614)     11,295       9,124      11,045     15,038

Earnings (loss)
per share:
Primary                  (0.63)      0.45        0.35        0.40       0.54
Fully  diluted           (0.63)      0.45        0.35        0.40       0.54



                      March 28,  March 29,   March 30,   March 31,  March 26,
                           1995       1994        1993        1992       1991
Year-End Data:
Working capital
(deficit)             $(11,363)  $(19,620)   $(16,361)   $(13,033)  $ (4,890)
Total assets           220,041    229,112     205,310     206,350    200,917
Long-term debt          82,850     86,734      79,078      85,847     86,258
Stockholders`
equity                  80,287     98,987      89,436      87,091     85,060
Number of
Company-owned units        481        577         546         560        558
Number of
franchised units           157        155          18          19         21
Number of employees     10,300     12,500      11,200      11,000     10,900



                      March 27,  March 28,   March 29,   March 31,  March 25,
                          1990       1989        1988   1987  (1)       1986

Income Statement Data:
Revenue                $198,382   $141,776    $119,788     $96,479    $68,064
Cost of sales            55,709     39,006      32,987      26,285     19,269
Direct labor costs       48,258     34,689      28,370      22,038     14,900
Operating expenses       52,713     38,591      30,464      24,141     17,032
General and
administrative
expenses                 15,948     11,850       9,763       8,487      6,263
Operating income         25,754     17,640      18,204      15,528     10,600

Interest expense         (3,515)    (2,630)     (2,940)     (2,518)    (1,215)
Loss on disposition
of underperforming
assets                     ----       ----        ----        ----       ----
Other income
(expense)                   407      (548)       (460)         777        802
Premium on
conversion of debt         ----       ----       (852)       ----         ---
Income (loss)
before income taxes      22,646     14,462      13,952      13,787     10,187
Provision (benefit)
for income taxes          7,900      4,630       5,186       6,400      4,403
Net income (loss)        14,746      9,832       8,766       7,387      5,784

Earnings (loss)
per share:
Primary                    0.53       0.36        0.33        0.30       0.23
Fully  diluted             0.53       0.36        0.31        0.28       0.23



                      March 27,  March 28,   March 29,   March 31,  March 25,
                          1990       1989        1988        1987       1986
Year-End Data:
Working capital
(deficit)             $(11,342)   $(3,687)    $(4,219)    $(5,025)    $12,822
Total assets            171,901    102,971      84,838      75,296     57,937
Long-term debt           66,544     27,720      26,867      37,269     23,037
Stockholders`
equity                   71,989     56,845      45,707      26,369     26,095
Number of
Company-owned units         526        321         280         240        165
Number of
franchised units             30       ----        ----        ----       ----
Number of
employees                10,200      6,300       5,600       4,400      2,700

(1) Fiscal year included 53 weeks.


MANAGEMENT`S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

At March 28, 1995, NPC International, Inc. owned and operated 261 Pizza Hut restaurants and 87 delivery kitchens in nine states. In addition, 23 Pizza Hut restaurants were acquired on April 19, 1995, expanding operations in two additional states. The Company`s pizza restaurants are generally free standing, full table service restaurants which offer high quality and moderately priced pizza, pasta, sandwiches and a salad bar. Beverage service includes soft drinks and, in most restaurants, beer. Delivery kitchens provide home delivery and carry out of pizza products, but do not have dining facilities, salad bars or beer.

At March 28, 1995, the Company owned and operated 106 and franchised 14 Skipper`s quick-service seafood restaurants in seven western states and British Columbia. Skipper`s offers a limited menu including fish, shrimp and clams. Each restaurant features a casual atmosphere with a nautical theme, and beer is served in most locations.

The Company also owned and operated 27 and franchised 143 Tony Roma`s restaurants, a casual theme restaurant chain with 131 domestic units in 20 states and 39 international locations as of March 28, 1995. Tony Roma`s restaurants offer fully staffed, table service and a varied menu, but are especially "Famous for Ribs." All Tony Roma`s restaurants serve alcoholic beverages.


RESULTS OF OPERATIONS

                         Pizza Hut Operations

                                  Fiscal Year Ended
                        March 28, 1995           March 29, 1994
                   Restaurants  Delivery    Restaurants  Delivery

Net restaurant sales    $149,677,000  $48,829,000   $161,667,000  $54,804,000
Net franchise revenue         77,000         ----        124,000         ----
Total revenue           $149,754,000  $48,829,000   $161,791,000  $54,804,000

Percentage of revenue:
  Cost of sales                26.5%      24.8%          26.5%      25.4%
  Direct labor costs           25.7%      32.0%          26.3%      32.9%
  Operating expenses           25.0%      24.8%          24.7%      24.1%
                               77.2%      81.6%          77.5%      82.4%
Operating profit               22.8%      18.4%          22.5%      17.6%

Number of Company units         261         87            266         97

Revenue

Total revenue declined $18 million or 8.3% on a nominal basis and 5.4% on a comparable basis when comparing the fiscal year ended March 28, 1995, with the fiscal year ended March 29, 1994. Much of this decline is attributable to a significant decrease in BIGFOOT sales from the prior year. Sales of the one-foot-by-two-foot pizza declined $18 million on a nominal basis when comparing fiscal 1995 with fiscal 1994. In addition, the Company operated 16 fewer units for most of the current fiscal year as a result of the asset exchange with the Company`s franchisor completed August, 1994. Total revenue from Pizza Hut operations for the fiscal year ended March 29, 1994, was $216 million, up 6.7% over the prior fiscal year. In comparable restaurants and delivery kitchens open in excess of twelve months, revenue increased approximately 7.3% in fiscal 1994 over the prior fiscal year reflecting continued positive impact from the value-priced BIGFOOT pizza and the luncheon buffet. Fiscal 1994`s results also include approximately $910,000 in sales from the Catering operation, which was sold November 18, 1993.

Management   anticipates,  based  on  the  economic  environment   and
competitive conditions, that comparable unit sales in real dollars will remain about the same or increase slightly in fiscal 1996 due to new product introductions such as Stuffed Crust pizza.

The Company renewed its franchise agreement with its franchisor, Pizza Hut, Inc. (PHI) on June 8, 1994. As part of the renewal and to consolidate operations, the Company exchanged 84 restaurants it owned in the eastern and western United States for 50 PHI-owned units which were near the Company`s primary marketing area. As a franchisee in good standing, PHI will allow the Company to submit prospective acquisitions of other Pizza Hut franchisees for approval. Since the agreement was renewed, the Company has purchased 42 Pizza Hut units, including 23 units acquired on April 19, 1995 from PHI. However, the franchisor still retains the right of first refusal on any acquisition submitted in the future. Under the new franchise agreement, the Company`s royalty payments for all units owned prior to the renewed franchise agreement will remain at an effective rate of slightly over two percent and increase to four percent of sales beginning in July, 1996 through the year 2010. This rate reflects the royalty rate which was proposed by PHI to Pizza Hut franchisees as part of the 1990 Franchise Agreement and is lower than the royalty rate under PHI`s current franchise agreement rate. Restaurants acquired will generally be subject to the seller`s franchise agreement in effect at the time of purchase.

Costs and Expenses

Cost of sales for the combined Pizza Hut operations, when expressed as a percent of total revenue, remained about the same in the fiscal year ended March 28, 1995 (26.1%) with the same period a year ago (26.2% for the fiscal year ended March 29, 1994). The comparable cost of sales percentage for the fiscal year ended March 29, 1994, increased 0.5% when compared with the 25.7% cost of sales percentage in fiscal 1993. Cost of sales includes food and beverage costs and the expense of paper supplies. Some of this increase from fiscal 1993 to fiscal 1994 is due to the higher costs associated with the luncheon buffet and BIGFOOT pizza, as well as the fluctuation of the price of cheese, which is approximately 40% of food cost.

Direct labor costs decreased to 27.3% of Pizza Hut fiscal 1995 revenue, from 28.0% the prior year. This decrease was due primarily to lower sales of the more-labor intensive BIGFOOT pizza in fiscal 1995. Direct labor for the fiscal year ended March 30, 1993 was 27.6% of revenue. The 0.4% increase in the labor percentage from fiscal 1993 to fiscal 1994 was primarily due to higher training costs associated with the introduction of BIGFOOT and employee-related costs such as workers compensation.

Overall, operating expenses rose slightly to 25.0% of Pizza Hut fiscal 1995 revenue from 24.6% of total revenue for the prior year. This increase is due to slightly higher repairs and maintenance costs at the restaurants and a lower revenue base. Overall operating expenses in fiscal 1994 were significantly lower than fiscal 1993, or 24.6% of fiscal 1994 revenue compared with 26.2% of fiscal 1993 revenue. This decrease was due to reductions in concept marketing as compared with unit volume sales and the spread of operating expenditures over a larger sales base. Many of the major operating expenses in fiscal 1995 for the Pizza Hut operations are also down on a nominal basis, including advertising ($10.9 million in fiscal 1995, down 8.3% from fiscal 1994), restaurant depreciation and amortization ($7.9 million in fiscal 1995, down 10.5% from last fiscal year), and rent ($5.9 million, down 5.4%). This decrease is partially attributable to the reduction in the number of restaurant units

                              Skipper`s Operations

                                            Fiscal Year Ended

                                 March 28, 1995           March 29, 1994

Net restaurant sales           $69,186,000               $81,073,000
Net franchise revenue              270,000                   327,000
Total revenue                  $69,456,000               $81,400,000

Percentage of revenue:
  Cost of sales                       38.1%                    37.1%
  Direct labor costs                  32.4%                    30.7%
  Operating expenses                  33.5%                    30.6%
                                     104.0%                    98.4%
Operating profit (loss)               (4.0)%                    1.6%

Number of Company units               106                      188
Number of franchised units             14                       18


On January 28, 1995, the Company announced that it would take a charge of $35 million before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper`s units. Stores which were closed accounted for the following revenue and operating losses for each of the last three fiscal years: fiscal 1995, revenue of $19.6 million and an operating loss of $3.9 million; fiscal 1994, revenue of $25.6 million and an operating loss of $2.8 million; and fiscal 1993, revenue of $25.6 million and an operating loss of $2.0 million. Significant components of the $35 million charge include the impairment of $13.3 million of remaining goodwill associated with the Company`s purchase of Skipper`s in 1989, an expected loss on disposal of owned facilities of $9.9 million, the present value of obligations related to leased facilities of $8.7 million, and $3.1 million in miscellaneous closure costs.

Management believes downsizing the organization will allow it to concentrate on those units and regions it believes can be profitable while it repositions the concept and further refines operations. The 106 Company-owned units which will continue operations accounted for the following revenue and operating profit, before allocation of administrative expenses such as field and corporate office overhead: fiscal 1995, revenue of $49.6 million and an operating profit of $1.1 million; fiscal 1994, revenue of $55.4 million and an operating profit of $4.1 million; and fiscal 1993, revenue of $55.0 million and an operating profit of $3.2 million. While management`s current plan is to operate these facilities, the Company may consider alternative strategies if improvement is not achieved over the coming 12 months.

As part of this restructuring, Mr. Paul Baird joined Skipper`s to assist in the turnaround effort, becoming President on April 30, 1995.

Revenue

Skipper`s continued its value pricing strategy from the prior year in an attempt to improve customer traffic. However, guest counts fell approximately 8.9% and comparable sales dropped 9.1% for the fiscal year ended March 28, 1995 when compared with the same store results a year ago. When comparing fiscal 1994 with fiscal 1993, sales were up 0.6% on a nominal basis and 0.5% on a comparable store basis. The concept adopted an "everyday low price" strategy early in fiscal 1994 and then tried to promote meals with a higher profit margin, which had an offsetting effect on sales for the year.

Management   anticipates,  based  on  the  economic  environment   and
competitive conditions, that comparable unit sales in real dollars will compare unfavorably to strong sales in early fiscal 1995 with recovery in the last half of fiscal 1996 as the remaining units are stabilized and new operational controls are put into place.

Costs and Expenses

Cost of sales increased to 38.1% of fiscal 1995 revenue compared with 37.1% of fiscal 1994 revenue due to increased food waste associated with the new food holding system and higher food costs on menu items with lower price points. The food system retrofit of approximately 120 Skipper`s units in 1994 reduced serving time in an attempt to improve customer satisfaction. Fiscal 1994`s cost of sales percentage increased by 0.3% of revenue when compared with the fiscal year ended March 30, 1993. This increase primarily represents the effect of similar raw product costs on lower menu prices.

Direct labor costs, consisting of wages, taxes and related fringe benefits, increased to 32.4% in the current fiscal year compared with 30.7% in fiscal 1994 because of minimum staffing requirements despite the lower sales base. Labor increased to 30.7% of total revenue for the fiscal year ended March 29, 1994, compared with 28.8% for the prior fiscal year, due to an emphasis placed on improving service and correcting labor inefficiencies associated with implementing Skipper`s new service system.

Operating expenses also rose in fiscal 1995, to 33.5% of revenue compared with 30.6% of revenue for the 52 weeks ended March 29, 1994. Part of this increase is attributable to the decline in sales without a corresponding decline in fixed costs such as rent and depreciation. Significant components of operating expenses include advertising ($5.7 million in fiscal 1995, compared with $5.6 million in the prior fiscal year), restaurant depreciation and amortization ($5.5 million in fiscal 1995, down 9.5% when compared with the same period a year ago) and restaurant-related rent expense ($2.6 million, down 13.6% from last year). Operating expenses declined to 30.6% of fiscal 1994 revenue, compared with 32.9% of revenue for the prior fiscal year. When comparing fiscal 1994 with fiscal 1993, there was a 20.3% decline in advertising (to $5.6 million from $7.0 million), a 2.4% decline in restaurant-related depreciation and a 1% decline in rent for the restaurants.

                        Tony Roma`s Operations

                           For the 52 Weeks Ended    For the 42 Weeks Ended
                               March 28, 1995             March 29, 1994

Net restaurant sales          $42,137,000                $33,752,000
Net franchise revenue           5,351,000                  4,167,000
Total revenue                 $47,488,000                $37,919,000

Percentage of revenue:
  Cost of sales                      29.9%                  30.3%
  Direct labor costs                 28.0%                  29.8%
  Operating expenses                 25.7%                  26.8%
                                     83.6%                  86.9%
Operating profit                     16.4%                  13.1%

Number of Company units*               25              24
Number of franchised units            143             137
* Excludes two units operated as joint ventures which are accounted for under the equity method of accounting.

Revenue

On June 8, 1993, NPC International, Inc. completed its acquisition of NRH Corporation, owner and franchisor of Tony Roma`s A Place for Ribs restaurants. Since the acquisition, the Company has focused on promoting the Tony Roma`s brand, on gaining efficiencies through the consolidation of backoffice operations, and on working with the franchise community to provide growth for the concept.

Comparable sales for the 52 weeks ended March 28, 1995, were down 0.3% when compared with the similar period in the prior year. Sales in the Company`s primary markets of Texas, Florida and California, were up 0.5%, 1.6% and down 2.9%, respectively. Gross franchise revenue, before allocation of certain general and administrative costs related to managing and servicing the franchise business, contributed $8.5 million or 17.9% of total revenue for the 52 weeks ended March 28, 1995, compared with $5.9 million or 15.6% of total revenue for the 42 weeks ended March 29, 1994. Nominal revenue has increased primarily due to the additional ten weeks of activity in the most recent fiscal year. During the fiscal year just ended, the Company opened or purchased three restaurants and closed two underperforming units, while 14 franchise units were added and eight were closed in the same 52 week period ended March 28, 1995. The Company anticipates that eight Company units and 14 franchise units will open during the fiscal year ended March 26, 1996.

Costs and Expenses

Costs of food, labor and operating expenses, when expressed as a percent of total revenue, have all decreased in the fiscal year ended March 28, 1995, when compared with the 42 week period ended March 29, 1994. These expense reductions have been achieved due to improved operating efficiencies established subsequent to the acquisition. In addition, franchise revenue, which does not have significant food or labor components, constitutes a slightly higher portion of total revenue in fiscal 1995.

On a comparable basis, labor has decreased through improved scheduling and a reduction of workers compensation expenses. Operating expenses have been lowered through a decrease in television advertising in the current fiscal year, primarily in the Dallas market, although somewhat
mitigated  by  an  increase in print advertising.   The  Company  also
closed in January, 1994 a money-losing alternative concept that Tony Roma`s was testing when it was acquired in June, 1993. Major Company expenses incurred include field and administrative salaries ($2.6 million for the 52 weeks ended March 28, 1995, or 5.5% of total revenue compared with 5.5% of total revenue for the 42 weeks ended March 28, 1994), restaurant-related rent ($2.4 million or 5.0% of fiscal 1995 revenue compared with 5.2% in fiscal 1994), and restaurant-related depreciation and amortization ($2.4 million or 5.0% compared with 4.8% in the prior year.)


                         Consolidated Results

Overall revenue declined $21.3 million on a nominal basis, or 6.3% for the fiscal year ended March 28, 1995, when compared with the fiscal year ended March 29, 1994. Much of this decline is attributable to an $18 million decline in BIGFOOT sales from the prior year and a $11.9 nominal decline in revenue at Skipper`s, offset by a $9.6 million revenue increase at Tony Roma`s.

Accompanying the nominal decline in consolidated revenue, restaurant-related operating profit declined $4.0 million, or 7.7% of fiscal 1995 revenue, offset by a decrease in overall general and administrative costs of $2.7 million, or 9.9%. Individual restaurant-related operating profit was down 6.3% for Pizza Hut and up 56.8% for Tony Roma`s, which included ten additional weeks of operations in fiscal 1995. Skipper`s went from a $1.3 million restaurant-related operating profit in fiscal 1994 to a $2.8 million loss in the current fiscal year before the restructuring charge.

General and administrative expenses declined to 7.7% of consolidated revenue for the fiscal year ended March 28, 1995, when compared with 8.0% of revenue for the fiscal year ended March 29, 1994. This decline is partly attributable to amortization of BIGFOOT start-up costs becoming fully amortized in the prior year and the reduction in costs associated with consolidating Tony Roma`s administrative functions. General and administrative expenses were 7.5% of consolidated revenue for the fiscal year ended March 30, 1993. This increase between fiscal 1993 and fiscal 1994 is primarily due to absorption of administrative costs and amortization of certain intangibles associated with the Tony Roma`s acquisition. Major expenses include corporate salaries, amortization of intangible assets, and bank service charges.

In late fiscal 1995, the Company recognized a $35 million pre-tax charge for the planned closure and disposition of 77 underperforming Skipper`s restaurants located in six states plus the write-off of $13.3 million in remaining goodwill associated with Skipper`s. At March 28, 1995, the balance of this newly-established reserve plus the prior closure reserve established in fiscal 1992 was $20.8 million. Management believes the remaining reserve is adequate to cover the carrying and disposal costs to be incurred on these restaurants.

Interest expense is lower in this fiscal year, dropping to $6.2 million from $6.6 million for the prior year. Fiscal 1994 interest expense rose when compared with both fiscal 1995 and 1993 due to increased debt associated with the June 8, 1993, acquisition of Tony Roma`s.

NPC`s income tax provisions for the fiscal years ended 1995, 1994 and 1993 resulted in effective tax rates of 10.5%, 39.0%, and 37.8%, respectively. The March 28, 1995, rate incorporates the write-off of goodwill associated with Skipper`s, which is not deductible for tax purposes. Without this adjustment, the Company`s fiscal 1995 rate would have been approximately 39.6%. See Note 3 of "Notes to Consolidated Financial Statements" for information regarding the differences which cause the effective tax rates to vary from the statutory federal income tax rates. As of March 28, 1995, NPC had a net deferred income tax asset of $2.1 million, compared with a
deferred  tax  liability  of $4.9 million  at  March  29,  1994.   The
difference  in  deferred  taxes  is  primarily  attributable  to   the
Skipper`s closure reserve which was recorded in fiscal 1995. Management has determined that it is more likely than not that this deferred income tax asset, net of the valuation allowances, will be realized based on current income tax laws and expectations of future taxable income stemming from the ordinary operations or the reversal of existing deferred income tax liabilities. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of some or all of these deferred income tax assets.


LIQUIDITY AND CAPITAL RESOURCES

On March 28, 1995, the Company had a working capital deficit of $11.3 million compared with $19.6 million deficit at March 29, 1994, and $16.4 million at March 30, 1993. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its line of credit.

The Company has a $50 million unsecured line of credit, of which $27.6 million was borrowed at year-end. On June 9, 1994, the Company signed a $20 million "shelf" facility with a major insurance company, $10 million of which was borrowed on December 20, 1994, at 9.09% and the remaining $10 million available was drawn on April 25, 1995, bearing interest at the rate of 8.02%. The Company anticipates that, subsequent to year-end, the $20 million borrowing limit in the shelf agreement will be increased by an additional $40 million with the right to borrow under the agreement extended for a period of two years.

The Company anticipates cash flow from operations and additional borrowings will be sufficient to fund continuing expansion and improvements, to service debt obligations and to acquire restaurants in new territories.

CASH FLOWS

Net cash provided by operating activities for fiscal 1995 decreased approximately $7.5 million or 21.4% from operating cash flows for fiscal 1994. This decrease is primarily due to payment of taxes based upon current operating results with the deferral of Skipper`s closure reserve to future periods when the disposition losses are anticipated to be realized for tax purposes. Operating cash flow for the fiscal year ended March 29, 1994, was up $2.6 million, or 7.9%, from fiscal 1993, because of an increase in earnings and higher non-cash expenses in fiscal 1994.

Investing activities reflect the stock purchase of NRH Corporation  on
June  8,  1993,  for approximately $21.4 million.   In  addition,  the
Company renovated six Tony Roma restaurants in fiscal 1994.

On December 20, 1994, the Company issued a senior note for $10 million, the proceeds of which was used to pay down the unsecured line of credit. No senior notes were issued in the prior fiscal year, and two senior notes totaling $45 million were issued in fiscal 1993.

Management suspended repurchases of the Company`s common stock in January, 1995, with 454,500 shares still authorized under the stock repurchase program approved by the Board of Directors.


SEASONALITY

As a result of continued concept diversification, the Company has not experienced significant seasonality in its sales. Sales are typically higher at Skipper`s in the fourth quarter of the fiscal year, during the Lenten period.


EFFECTS OF INFLATION

Inflationary factors such as increases in food and labor costs directly affect the Company`s operations. Because most of the Company`s employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws will result in increases in the Company`s labor costs. Legislation mandating health coverage for employees, if passed, will increase benefit costs since most hourly restaurant employees are not currently covered under Company plans. The Company cannot always effect immediate price increases to offset higher costs and no assurance can be given that the Company will be able to do so in the future.

Increases in interest rates could directly affect the Company`s financial results. The Company had $27.6 million in borrowings under its line of credit agreement at a variable market rate at March 28,
1995, as compared with $24.1 million at March 29, 1994. Under the agreement, the Company may select among alternative interest rate computations with terms up to six months in length to reduce its interest exposure.

CONSOLIDATED BALANCE SHEETS
NPC International, Inc. and Subsidiaries
                                                    March 28,       March 29,
                                                        1995            1994
             ***DRAFT****
ASSETS
Current assets:
  Cash and cash equivalents                     $9,971,000       $  8,119,000
  Accounts receivable, net of
   $923,000 and $825,000 reserves,
   respectively                                  2,357,000          3,105,000
  Notes receivable, net of
   $275,000 reserves at
   March 28, 1995, and March 29, 1994              867,000            641,000
  Inventories of food and supplies               3,261,000          3,297,000
  Deferred income tax asset                      5,104,000             ----
  Prepaid expenses and
other current assets                             2,253,000          2,048,000
     Total current assets                       23,813,000         17,210,000

Facilities and equipment, net                  116,190,000        148,498,000
Assets held for sale, net                       18,576,000            262,000

Franchise rights, net                           33,939,000         21,047,000

Goodwill, less accumulated amortization of
  $3,220,000 and $4,089,000, respectively       18,710,000         33,327,000

Other assets                                     8,813,000          8,768,000
                                              $220,041,000       $229,112,000

LIABILITIES AND STOCKHOLDERS` EQUITY
Current liabilities:
  Accounts payable                            $ 16,350,000       $ 16,200,000
  Payroll taxes                                  1,332,000          1,283,000
  Accrued interest                               1,992,000          1,788,000
  Accrued payroll                                2,284,000          3,303,000
  Current portion of closure provision           2,400,000            888,000
  Health and workers compensation
   insurance reserves                            8,268,000          7,008,000
  Other accrued liabilities                      1,242,000          4,970,000
  Current portion of
long-term debt                                   1,308,000          1,390,000
     Total current liabilities                  35,176,000         36,830,000

Long-term debt and
obligations under capital leases                82,850,000         86,734,000
Deferred income tax liability                    2,996,000          4,899,000
Closure provision and
other deferred items                            18,732,000          1,662,000

Stockholders` equity
  Common stock, $.01 par value
   Class A - 50,000,000 shares
   authorized, 13,849,070 issued                   139,000            139,000
   Class B - 50,000,000 shares
   authorized, 13,743,440 issued                   137,000            137,000
  Paid-in capital                               22,020,000         22,322,000
  Retained earnings                             80,086,000         95,700,000
                                               102,382,000        118,298,000
  Less treasury stock at cost,
  representing 1,493,315 and
  1,267,124 shares of Class A Common,
  1,589,871 and 1,312,013 shares
  of Class B Common, respectively              (22,095,000)       (19,311,000)
     Total stockholders` equity                 80,287,000         98,987,000
                                              $220,041,000       $229,112,000


            See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
NPC International, Inc. and Subsidiaries
          ***DRAFT***
                                                  Fiscal Year Ended
                              March 28,           March 29,           March 30,
                                 1995                1994                1993


Net sales                $ 309,829,000       $ 332,206,000      $ 284,972,000
Net franchise revenue        5,698,000           4,617,000            461,000
Total revenue              315,527,000         336,823,000        285,433,000

Cost of sales               92,392,000          98,692,000         82,552,000
                           223,135,000         238,131,000        202,881,000

Direct labor costs          89,964,000          97,103,000         79,829,000
Operating expenses          85,012,000          88,790,000         80,475,000
General and
administrative expenses     24,369,000          27,045,000         21,304,000
                           199,345,000         212,938,000        181,608,000
Operating income            23,790,000          25,193,000         21,273,000

Interest expense            (6,162,000)         (6,631,000)        (6,390,000)
Loss on disposition of
underperforming assets     (35,000,000)               ----               ----
Other expense                  (80,000)            (56,000)          (215,000)
Income (loss) before
income taxes               (17,452,000)          18,506,000        14,668,000

Provision (benefit)
for income taxes:
     Current                 5,169,000            8,028,000         4,760,000
     Deferred               (7,007,000)            (817,000)          784,000
                            (1,838,000)           7,211,000         5,544,000
Net income (loss)         $(15,614,000)        $ 11,295,000       $ 9,124,000
Earnings (loss) per share $      (0.63)            $   0.45       $      0.35

Weighted average
shares outstanding          24,763,715           25,167,349        25,903,363


            See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS` EQUITY
NPC International, Inc. and Subsidiaries
                                                                                     Total
                      Common Stock        Paid-In     Retained        Treasury      Stockholders`
                   Class A    Class B     Capital     Earnings         Stock        Equity
Balance,
March 31, 1992    $139,000   $137,000   $22,398,000   $75,281,000   $(10,864,000)  $87,091,000

Net income            ----       ----          ----     9,124,000         ---        9,124,000

Acquisition of
treasury stock        ----       ----          ----         ----      (6,791,000)   (6,791,000)

Exercise of
stock options         ----       ----       (30,000)        ----          42,000        12,000

Balance,
March 30, 1993     139,000    137,000    22,368,000   84,405,000     (17,613,000)   89,436,000

Net income            ----       ----          ----   11,295,000            ---     11,295,000

Acquisition of
treasury stock        ----       ----          ----        ----      (1,766,000)    (1,766,000)

Exercise of
stock options         ----       ----       (46,000)       ----          68,000         22,000

Balance,
March 29, 1994     139,000    137,000    22,322,000   95,700,000    (19,311,000)    98,987,000

Net loss              ----       ----          ----  (15,614,000)           ----   (15,614,000)

Acquisition of
treasury stock        ----       ----          ----         ----     (3,256,000)    (3,256,000)

Exercise of
stock options         ----       ----      (302,000)        ----        472,000        170,000

Balance,
March 28, 1995     $139,000   $137,000  $22,020,000  $80,086,000   $(22,095,000)   $80,287,000

            See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NPC International, Inc. and Subsidiaries

                                                Fiscal Year Ended
                                      March 28,      March 29,      March 30,
                                          1995           1994           1993

CASH FLOWS PROVIDED
BY OPERATING ACTIVITIES:
Net income                         $(15,614,000)    $11,295,000   $ 9,124,000
Non-cash items
included in net income:
  Depreciation and amortization      20,990,000      24,008,000    19,329,000
  Deferred income taxes and other    (8,443,000)     (1,791,000)     (789,000)
  Non-cash portion of
  loss on disposition of
  underperforming assets             34,235,000           ----           ----

Change in assets and liabilities,
net of acquisitions:
   Accounts receivable, net             748,000         452,000       (79,000)
   Notes receivable, net               (226,000)       (302,000)      (70,000)
   Inventories of
    food and supplies                    46,000         427,000       136,000
   Prepaid expenses and
    other current assets               (356,000)        (56,000)      367,000
   Accounts payable                     150,000           4,000     1,346,000
   Payroll taxes                         49,000         (32,000)     (596,000)
   Accrued interest                     204,000         722,000       605,000
   Accrued payroll                   (1,019,000)       (354,000)      362,000
   Current portion of
    closure provision                 1,512,000         (35,000)      282,000
   Health and workers
    compensation
    insurance reserves                1,260,000       2,145,000     1,856,000
   Other accrued liabilities         (6,135,000)     (1,631,000)      414,000
     Net cash flows provided
     by operating activities         27,401,000      34,852,000    32,287,000


CASH FLOWS USED BY
INVESTING ACTIVITIES:

Purchase of NRH Corporation,
 net of cash                               ----     (19,370,000)         ----
Capital expenditures, net            (9,424,000)    (13,202,000)  (19,197,000)
Acquisition of
 business assets, net                (7,803,000)        (61,000)         ----
Changes in other assets, net         (3,213,000)        788,000       617,000
Proceeds from sale
 of capital assets                     1,943,000        565,000     1,136,000
     Net cash flows used
     by investing activities         (18,497,000)   (31,280,000)  (17,444,000)


CASH FLOWS USED
BY FINANCING ACTIVITIES:

Purchase of treasury stock            (3,256,000)    (1,766,000)   (6,791,000)
Net change in revolving
 credit agreements                     3,480,000     23,710,000   (36,120,000)
Proceeds from issuance
 of long-term debt                    10,000,000          ----     45,000,000
Payment of long-term debt            (17,446,000)   (24,616,000)  (15,745,000)
Exercise of stock options                170,000         22,000        12,000
     Net cash flows used
     by financing activities          (7,052,000)    (2,650,000)  (13,644,000)
NET CHANGE IN CASH
AND CASH EQUIVALENTS                   1,852,000        922,000     1,199,000

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                   8,119,000      7,197,000     5,998,000
CASH AND CASH EQUIVALENTS
AT END OF YEAR                        $9,971,000    $ 8,119,000    $7,197,000

            See notes to consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NPC International, Inc. and Subsidiaries

Summary of Significant Accounting Policies

Consolidation - The financial statements include the accounts of NPC International, Inc. and Subsidiaries (the "Company") and its wholly owned subsidiaries. All significant intercompany transactions are eliminated.

Fiscal Year - The Company operates on a 52 or 53 week fiscal year ending on the last Tuesday in March. The fiscal years ended March 28, 1995, March 29, 1994, and March 30, 1993, each contained 52 weeks.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. At March 28, 1995, and March 29, 1994, substantially all cash was in the form of depository accounts.

Inventories - Inventories of food and supplies are valued at the lower of cost (first-in, first-out method) or market.

Pre-opening Costs - The Company amortizes pre-opening costs, which principally represents the cost of hiring and training new personnel, over a period of one year commencing with the restaurant`s opening.

Facilities and Equipment - Facilities and equipment are recorded at cost. Depreciation is charged on the straight-line basis for buildings, furniture and equipment. Leasehold improvements are amortized on the straight-line method over the life of the lease or the life of the improvements, whichever is shorter.

Assets held for sale - As of March 28, 1995, the Company is holding approximately 80 Skipper`s units which it plans to sell or lease.
Nearly all of these units were closed in February, 1995.

Franchise Rights - The Company`s Pizza Hut franchise agreements generally provide franchise rights for a period of 15 years and are renewable at the option of the Company for an additional 15 years. Franchise fees were capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement, including the renewal period. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, are recorded as operating expenses as incurred.

Skipper`s, Inc. granted franchise rights for a term of 20 years to private operators in exchange for an initial franchise fee which was not recognized as income until the pre-opening obligations were satisfied. Royalties based on a percentage of gross sales are recognized on the accrual basis. Skipper`s has had no franchising activity for the last several years.

The franchise agreements for Tony Roma`s restaurants similarly provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized on the accrual basis, although initial fees are not recognized until the franchisee`s restaurant is opened. Franchisees also participate in national and local marketing programs which are managed by the Company but are not included in the accompanying financial statements.

Goodwill - Goodwill represents the excess of cost over the identifiable net assets of companies acquired and is amortized on the straight-line method over periods ranging from 25 to 40 years. During 1995, the Company wrote off $13,366,000 in remaining goodwill associated with Skipper`s acquisition based on an assessment of undiscounted cash flows and other factors.

The Company periodically evaluates the existence of potential impairment of goodwill by assessing whether the carrying value of goodwill is fully recoverable from projected, undiscounted net cash flows from the underlying operations.

Income Taxes - The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Deferred taxes arise principally from accelerated amortization of franchise rights for tax purposes, the use of accelerated depreciation for tax purposes, and the deferral of tax deductions for the insurance and closure reserves accrued for financial statement purposes.

Earnings Per Share - Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive common stock options, reduced by the number of shares which could be purchased with proceeds from the exercise of such options. Earnings per share attributable to prior years have been restated to reflect the effect of the fiscal 1992 Class B Common stock dividend. Per share amounts are not materially different on a fully diluted basis.

Reclassifications - Certain reclasses were made to prior balances to conform with the current year presentation.


(2)  Facilities and Equipment

Facilities and equipment consists of the following:


                              Estimated
                             Useful Life     March 28, 1995   March
29, 1994

Land                                      $ 27,271,000     $ 35,126,000
Buildings                     15-30 years   45,928,000       56,714,000
Leasehold improvements        5-20 years    35,264,000       45,488,000
Furniture and equipment       3-10 years    68,672,000       87,392,000
Capitalized leases                           4,574,000        5,103,000
Construction in progress                     1,549,000          188,000
                                           183,258,000      230,011,000
Less accumulated
depreciation and amortization                (67,068,000)   (81,513,000)
                                          $116,190,000     $148,498,000


(3)  Income Taxes

The provision (benefit) for income taxes consisted of the following:

                       March 28, 1995       March 29, 1994     March 30, 1993
Currently payable:
  Federal                 $3,923,000           $ 6,225,000       $ 3,435,000
  State                    1,246,000             1,803,000         1,325,000
                           5,169,000             8,028,000         4,760,000
Deferred:
  Federal                 (5,767,000)             (727,000)          715,000
  State                   (1,240,000)              (90,000)           69,000
                          (7,007,000)             (817,000)          784,000
Provision (benefit)
for income taxes         $(1,838,000)          $ 7,211,000      $  5,544,000

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                           Fiscal Year Ended
                           March 28, 1995    March 29, 1994      March 30, 1993
Tax computed at
 statutory rate            $(6,108,000)       $ 6,477,000        $  4,987,000
Write-off of
 Skipper`s goodwill          4,665,000             ---                 ---
Tax credits                   (857,000)          (695,000)           (660,000)
State taxes, net of
 federal effect, and other     462,000          1,429,000           1,217,000
Provision (benefit)
 for income taxes          $(1,838,000)       $ 7,211,000        $  5,544,000



The significant components of the deferred tax asset and liability at March 28, 1995, and March 29, 1994, consisted of the following:

                                March 28, 1995          March 29, 1994
                             Deferred   Deferred      Deferred    Deferred
                           Tax Assets   Tax Liab     Tax Assets   Tax Liab

Depreciation and
amortization                  $ ----   $11,320,000       $----    $9,997,000
Closure reserve           (8,187,000)       ----       (842,000)       ----
Capitalized leases          (625,000)       ----       (649,000)       ----
Tax credit carryforwards  (1,348,000)       ----     (1,348,000)       ----
Insurance reserves        (3,036,000)       ----     (2,730,000)       ----
Other                     (2,016,000)      281,000   (2,842,000)   1,946,000
Subtotal                 (15,212,000)   11,601,000   (8,411,000)  11,943,000
Valuation allowances       1,503,000         ----     1,367,000         ----
Total                   $(13,709,000)  $11,601,000  $(7,044,000)  $11,943,000

For income tax purposes, the Company has available at March 28, 1995, jobs tax credit carryforwards of approximately $1,149,000 which, if not previously utilized, will expire in varying amounts during years 2001 through 2004. The utilization of the carryforwards is subject to the ability of the subsidiaries of the Company, from which they originated, to generate taxable income on a separate company basis. In the fiscal year ended March 28, 1995, the Company added a $136,000 valuation allowance relating to an unused capital loss carryover which expires on March 26, 1996.

Cash paid for income taxes in fiscal years 1995, 1994, and 1993 was $8,542,000, $7,001,000, and $5,107,000, respectively.


(4)  Bank Debt and Senior Notes

Long-term debt consisted of the following:
                                March 28, 1995          March 29, 1994
                             Carrying    Estimated     Carrying    Estimated
                                Value    Fair Value      Value     Fair Value
Revolving credit agreement  $27,620,000  $27,620,000  $24,140,000  $24,140,000
9.09% senior notes           10,000,000    8,778,000       ----       ----
9.03% senior notes                ----          ----    7,000,000    7,103,000
8.49% senior notes            4,000,000    4,014,000    8,000,000    8,115,000
7.58% senior notes           15,000,000   14,857,000   20,000,000   20,058,000
6.35% senior notes           20,000,000   16,327,000   20,000,000   21,677,000
Other                         3,182,000    3,268,000    3,813,000    3,648,000
                             79,802,000  $74,864,000   82,953,000  $84,741,000
Less current installments      (547,000)                (630,000)
Total long-term debt        $79,255,000              $82,323,000

The Company has a $50,000,000 unsecured revolving credit agreement. Under this agreement, as amended, the Company has the right to borrow, repay and reborrow up to $50,000,000 until August 10, 1997. The Company may elect to pay interest at the prime rate, the Interbank rate or a money market rate (7.0% at March 28, 1995). Commitment fees of .25% per annum are paid on the unused balance of the facility and are included in interest expense. One debt covenant under the revolving credit agreement was waived at March 28, 1995, due to the Skipper`s charge in the fourth fiscal quarter.

The   Company   has   privately   placed   the   following   long-term
uncollateralized senior notes:

Date         Principal    Carrying Interest  Principal Payments
Issued         Value       Value     Rate      Begin    End
3/13/91   $20,000,000 $ 4,000,000    8.49%     3/92     3/96
5/15/92    25,000,000  15,000,000    7.58      5/93     5/97
3/30/93    20,000,000  20,000,000    6.35      4/96     4/00
12/20/94   10,000,000  10,000,000    9.09     10/97    10/01


Each senior note requires annual principal payments equal to 20% of the original principal amount. Proceeds from these notes were used to repay amounts borrowed under the Company`s revolving credit agreement. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt. On June 9, 1994, the Company signed a $20,000,000 shelf placement facility with a major insurance company, $10,000,000 of which was borrowed on December 21, 1994, and the remaining $10,000,000 borrowed on April 25, 1995. This latter note bears interest at a rate of 8.02%, with principal payments beginning in 1998 and ending in the year 2002. Also subsequent to year-end, the Company amended this shelf facility to increase the borrowing capacity by $40,000,000 and to extend the funding availability date for two more years.

The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios and a minimum net worth. The aggregate maturities of long-term debt, excluding capital leases and the revolving credit agreement, are as follows: fiscal year 1996 - $9,547,000; fiscal year 1997 - $9,549,000; fiscal year 1998 - $11,520,000; fiscal year 1999 -
$6,522,000; fiscal 2000 - $6,524,000 and $8,520,000 in years beyond.

The average amount outstanding on all bank borrowings and senior notes for the year ended March 28, 1995, was $77,880,000 and the maximum borrowings were $86,060,000. Interest expense from bank borrowings and senior notes for fiscal years 1995, 1994, and 1993 was $5,331,000, $5,812,000 and $5,785,000, respectively. Weighted average interest rates during the same periods were 7.36%, 6.44% and 7.71%, respectively.

Cash paid for interest in fiscal years 1995, 1994, and 1993 was $5,957,000, $6,198,000 and $5,882,000, respectively.

Statement of Financial Accounting Standards No. 107--Disclosures about the Fair Market Value of Financial Instruments--requires companies to disclose the estimated fair value of financial instruments. The Company`s debt consists of non-trading long-term notes with fixed rates maturing over the next seven years and a long-term revolving loan with variable rates. Management has computed the fair market values of the fixed-rate notes based upon an estimated incremental borrowing rate of 8.11%. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company`s debt portfolio. Management believes the fair market value of the revolving credit agreement to equal its carrying value, due to its daily rate fluctuation.


(5)  Stock Options

At March 28, 1995, the Company has a 1994 Non-Qualified Stock Option Plan pursuant to which an aggregate of 2,791,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts. At March 28, 1995, 469,874 options on Class A Common and 557,549 options on Class B Common were exercisable.



                      Shares Under Option        Option Price Range
                      Class A     Class B        Class A    Class B
March 31, 1992        526,450     608,350
     Granted          235,000     362,700          $6.50        $5.75-$7.50
     Canceled         (39,319)    (67,719)
     Exercised         (5,718)     (5,718)         $5.17-$6.25  $5.17-$6.25
March 30, 1993        716,413     897,613
     Granted             ----     167,050                       $6.00
     Canceled         (61,032)   (148,382)
     Exercised         (3,518)     (3,518)         $2.19-$5.42  $2.19-$5.42
March 29, 1994        651,863      912,763
     Granted             ----      364,500                      $5.00-$6.00
     Canceled         (39,010)    (255,048)
     Exercised        (20,885)     (20,977)        $1.94-$6.25  $1.94-$6.25
March 28, 1995        591,968    1,001,238


(6)  Profit Sharing Plan

The Company instituted the NPC International, Inc. Profit Sharing Plan on July 1, 1992. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company`s contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $516,000, $477,000 and $719,000 for calendar years 1994, 1993, and 1992 and prior, respectively.


(7)  Commitments

The Company leases certain restaurant equipment and buildings under capitalized and operating leases. Rent expense for fiscal years 1995, 1994, and 1993 was $11,410,000, $11,925,000, and $9,998,000,
respectively, including additional rentals of approximately $1,030,000 in 1995, $1,344,000 in 1994, and $978,000 in 1993. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company`s leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations.

Facilities and equipment accounts include the following amounts for capital leases:

                      March 28, 1995          March 29, 1994

Buildings              $ 3,469,000             $ 3,997,000
Equipment                1,106,000               1,106,000
Less accumulated
amortization           (1,767,000)             (1,612,000)
Net leased facilities
and equipment          $ 2,808,000             $ 3,491,000

Minimum lease payments for the next five years at March 28, 1995, consisted of:

Fiscal Year                 Capital Leases  Operating Leases    Total
1996                         $ 1,302,000     $  8,360,000     $ 9,662,000
1997                             816,000        7,470,000       8,286,000
1998                             702,000        6,207,000       6,909,000
1999                             603,000        5,175,000       5,778,000
2000                             533,000        4,355,000       4,888,000
Thereafter                     3,808,000       22,564,000      26,372,000
Total minimum
lease commitments              7,764,000     $ 54,131,000    $ 61,895,000
Less amounts representing
 implicit interest           (3,408,000)
Present value of net
 minimum lease commitments     4,356,000
Less current portion           (761,000)
Long-term capital
lease obligation             $ 3,595,000

During the fiscal year ended March 28, 1995, the Company leased six properties from Company officers at rental rates comparable to terms the Company could obtain from unrelated lessors. Rental expense under these leases for fiscal years 1995, 1994, and 1993 was $106,000, $222,000, and $477,000, respectively. The Company purchased real estate from an officer of the Company in the amount of $630,000, $1,456,000, and $3,461,000 in the fiscal years ended March 28, 1995, March 29, 1994, and March 30, 1993, respectively. The value of the purchased real estate was determined by an independent certified appraiser. Additionally, the Company leased a corporate aircraft from an officer for part of the fiscal year. Management believes the lease is at least as favorable as could be obtained from unrelated parties. Rental expense incurred under this lease amounted to $194,000 in fiscal 1995 and $258,000 for each of the fiscal years ended March 29, 1994 and March 30, 1993.

For purposes of administering its self-insurance program, the Company has issued three standby letters of credit. One letter of credit for $9,025,000, expiring July 1, 1995, benefits the insurance company which administers the Company`s primary workers compensation program. Two additional letters of credit for $250,000 and $100,000 benefit another insurance company and state workers compensation program and expire October 2, 1995 and June 23, 1995, respectively. All claims are routinely paid in the normal course of business and the Company does not anticipate that such instruments will be funded.


(8)  Loss on Disposition of Underperforming Assets

On January 28, 1995, the Company announced that it would take a charge of $35,000,000 before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper`s units. Significant components of the $35,000,000 charge include the impairment of $13,336,000 of remaining goodwill associated with the Company`s purchase of Skipper`s in 1989, an expected loss on disposal of owned facilities of $9,910,000, the present value of obligations related to leased facilities of $8,659,000, and $3,095,000 in miscellaneous closure costs.

Stores which were closed accounted for the following revenue and operating losses, before allocation of general and administrative expenses such as field and corporate office overhead, for each of the last three fiscal years: fiscal 1995, revenue of $19,647,000 and an operating loss of $3,845,000; fiscal 1994, revenue of $25,621,000 and an operating loss of $2,772,000; and fiscal 1993, revenue of $25,621,000 and an operating loss of $2,000,000.

As of March 28, 1995, approximately $765,000 in cash had been spent for rent, tax, and other closure expenses, including severance pay for those affected by the closures. In addition, three units remain to be sold or leased from the March, 1992 closure. Total long-term liabilities established for restaurant closures, including reserves established in prior years, were $18,397,000 and $1,102,000 at March 28, 1995 and March 29, 1994, respectively.

Included in other accrued liabilities is $2,400,000 and $888,000 at March 28, 1995 and March 29, 1994, respectively, related to other current costs of disposing of these restaurants. The Company anticipates substantially all units will be subleased or disposed by March, 1997.


(9)  Acquisition

On June 8, 1993, the Company executed a definitive stock purchase agreement to acquire all of the outstanding stock of NRH Corporation, owner and franchisor of Tony Roma`s restaurants, for an aggregate purchase price of approximately $21,400,000 in cash. The business combination was accounted for as a purchase and, accordingly, the Company tentatively allocated the purchase price as follows:
$16,100,000 to goodwill (amortized primarily over a 25 year period), $11,800,000 to property, plant and equipment (amortized over six to 15 years, depending on the asset`s remaining life), $1,190,000 to a non-compete agreement (two year amortization), $551,000 to deferred tax assets, $1,400,000 to other assets, $5,344,000 to net current liabilities and $4,300,000 to long-term debt. The results of operations of NRH Corporation were included in the results of the Company from the effective date of the acquisition. The proforma effect of this acquisition would not be materially different than the results presented herein.

On March 29, 1994, NRH Corporation was merged into its operating subsidiary Romacorp, Inc. as part of a restructuring of the NRH Corporate group.


(10)      Asset Exchange Agreement

On August 2, 1994, the Company completed an asset exchange agreement with Pizza Hut, Inc. (PHI) which extended the Company`s Pizza Hut franchise rights through the year 2010. As a part of the agreement, the Company exchanged 84 of its Pizza Hut restaurants and delivery kitchens for 50 Pizza Hut units operated by PHI plus another 11 units acquired from an unrelated franchisee and cash of $3,490,000. No gain or loss was recognized as a result of the transaction. Book basis in certain of the exchanged assets, composed of $6,878,000 in fixed assets, $2,395,000 in unamortized franchise rights, and $675,000 in other intangible assets, was recapitalized as $9,948,000 in new franchise rights to be amortized beginning in 1996 over the life of the franchise agreement and renewal period. Under the Agreement, the Company`s royalty payments for all units owned at that time would increase to four percent of gross sales beginning in July, 1996, from the Company`s current effective rate of slightly over two percent. The transaction also involved the Company`s acquisition of six Pizza Hut restaurants from another Pizza Hut franchisee.


(11) Subsequent Acquisition

The Company announced subsequent to year-end that it acquired 23 Pizza Hut restaurants in eight states from Pizza Hut, Inc. The transaction was completed on April 19, 1995, and did not have a material impact on the financial statements taken as a whole.


(12) Quarterly Results (unaudited)

Summarized results of operations for each quarter of the last two fiscal years are as follows:

                  First     Second   Third      Fourth   Annual
                  Fiscal    Fiscal   Fiscal     Fiscal   Fiscal
                 Quarter   Quarter  Quarter    Quarter   Total
              (Dollars in thousands except per share amounts)

Year Ended
March 28, 1995
Revenue           $84,457  $78,472    $77,159    $75,439  $315,527
Gross margin       60,090   55,918     54,265     52,862   223,135
Operating income    7,611    6,344      4,998      4,837    23,790
Net income (loss)   3,755    2,955      2,158    (24,482)  (15,614)
Earnings (loss)
per share        $   0.15  $  0.12    $  0.09    $ (0.99)  $ (0.63)

Year Ended
March 29, 1994
Revenue           $78,779  $87,422(1)  $83,287    $87,335  $336,823
Gross margin       55,230   61,679      59,113     62,109   238,131
Operating income    6,008    6,001       6,084      7,100    25,193
Net income          2,674    2,522       2,740      3,359    11,295
Earnings
per share        $   0.11  $  0.10    $   0.11  $    0.13 $    0.45

(1) Romacorp, Inc., operator and franchisor of Tony Roma`s, was acquired on June 8, 1993. The second fiscal quarter ended September 28, 1993, is the first full 13 weeks to reflect its operations.


Report of Management

The management of NPC International, Inc. has prepared the consolidated financial statements and related financial information included in this Annual Report. Management has the primary responsibility for the integrity of the consolidated financial statements and other financial information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this Annual Report is consistent with the consolidated financial statements.

Management of the Company has established a system of internal accounting controls that provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management`s authorization.

The consolidated financial statements have been audited by our independent auditors, Ernst & Young LLP, whose unqualified report is presented herein. Their opinion is based upon procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of the system of internal accounting controls and such other tests as deemed necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are fairly presented. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets with the independent auditors at least twice per year to discuss the scope and major findings of the audit. The independent auditors have access to the Audit Committee at any time.






O. Gene Bicknell            James K. Schwartz       Troy D. Cook
Chairman of the Board       President and           Vice President Finance and
and Chief Executive Officer Chief Operating Officer Chief Financial Officer


Report of Ernst & Young LLP
Independent Auditors

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NPC International, Inc. (formerly National Pizza Company) and Subsidiaries as of March 28, 1995, and March 29, 1994, and the related consolidated statements of operations, stockholders` equity and cash flows for each of the three fiscal years in the period ended March 28, 1995. These financial statements are the responsibility of the Company`s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 28, 1995, and March 29, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1995, in conformity with generally accepted accounting principles.





Kansas City, Missouri
May 4, 1995


SHAREHOLDER DATA

Directors, Corporate Officers and Key Personnel

O. Gene Bicknell
Chairman of the Board, Director
and Chief Executive Officer

James K. Schwartz
President and Chief Operating Officer

Marty D. Couk
Senior Vice President, Pizza Hut Operations

Robert B. Page
President, Romacorp, Inc.

Paul R. Baird
President, Skipper`s, Inc.

Troy D. Cook
Vice President Finance, Chief Financial Officer,
Treasurer and Assistant Secretary

David G. Short
Vice President, Legal and Secretary

Frank S. Covvey
Vice President, Management Information Systems

James K. Villamaria
Risk and Regulatory Counsel

Douglas K. Stuckey
Corporate Controller and Chief Accounting Officer

Gordon W. Elliott
Vice Chairman and Director

Fran D. Jabara
Director, President of Jabara Ventures Group

Robert E. Cressler
Director, Partner in FRAC Enterprises

John W. Carlin
Director, President of Midwest Superconductivity, Inc.

Registrar and Transfer Agent                       Auditors

American Stock Transfer & Trust Company            Ernst & Young LLP
40 Wall Street                                     One Kansas City Place
New York, New York  10005                          1200 Main Street
                                                   Kansas City, Missouri 64105

Legal Counsel

Shook, Hardy & Bacon, P.C.
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of American Stock Transfer at the above address.


Stock Information

NPC International, Inc.`s common shares are traded on the NASDAQ National Market System under the symbols "NPCIA" and "NPCIB." On August 8, 1995, the Company anticipates its Class A common stock and Class B common stock will be combined into a new, single class of common stock and adopt the new ticker symbol, "NPCI."


For the calendar periods indicated, the following table sets forth the range of high and low closing sale prices.

Calendar Period          Class A Common Stock                    Class
B Common Stock
                           High     Low                  High     Low
1993
First Quarter            $7-1/2     $6                  $7        $5-3/4
Second Quarter            8          6-1/4               7-1/4     6
Third Quarter             7-1/4      5-7/8               7         5-1/2
Fourth Quarter            7-1/8      6                   6-3/4     5-3/4

1994
First Quarter             7-1/2      6                   6-3/4     5-1/4
Second Quarter            7          5                   6-1/4     4-5/8
Third Quarter             6-15/16    5-1/2               6-3/4     5-1/4
Fourth Quarter            6-7/8      5-3/8               6-1/2     5-3/8

1995
First Quarter             6-1/2      5                   5-5/8     4-3/4


NPC International`s policy is to retain earnings to fund development and growth of the business. The Company has not paid cash dividends during the periods presented and does not contemplate payment of a recurring cash dividend in future periods. On August 8, 1995, however, the Company anticipates stockholder approval of a cash dividend of $0.421875 per Class A share (to stockholders of record on August 8, 1995) in connection with the concurrent approval of a stock recapitalization plan.

As of April 25, 1995, the approximate number of stockholders was 6,100, including an estimated number of individual participants in security position listings.


Form 10-K

NPC International, Inc.`s 1995 Form 10-K Annual Report to the
Securities and Exchange Commission is available without charge to stockholders upon written request to the Chief Financial Officer, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762.